Exhibit 12.1

July 31, 2019

To the Board of Directors and Frank Celecia

OrgHarvest , Inc.

Incline Village, NV

We are pleased to confirm our understanding of the services we are to provide for OrgHarvest, Inc. for the year ended December 31, 2018.

We will audit the financial statements of OrgHarvest, Inc., which comprise the balance sheet as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. Also, the following supplementary information accompanying the financial statements will be subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America, and we will provide an opinion on it in relation to the financial statements as a whole in a separate written report accompanying our auditor’s report on the financial statements.

Audit Objective

The objective of our audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit will be conducted in accordance with auditing standards generally accepted in the United States of America and will include tests of your accounting records and other procedures we consider necessary to enable us to express such an opinion. We will issue a written report upon completion of our audit of OrgHarvest, Inc.’s financial statements. Our report will be addressed to the board of directors of OrgHarvest, Inc.. We cannot provide assurance that an unmodified opinion will be expressed. Circumstances may arise in which it is necessary for us to modify our opinion or add an emphasis- of-matter or other-matter paragraph. If our opinion is other than unmodified, we will discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or withdraw from this engagement.

Audit Procedures

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of certain assets and liabilities by correspondence with selected customers, creditors, and financial institutions. We will also request written representations from your attorneys as part of the engagement. At the conclusion of our audit, we will require certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from (1) errors, (2) fraudulent financial reporting, (3) misappropriation of assets, or (4) violations of laws or governmental regulations that are attributable to the Company or to acts by management or employees acting on behalf of the Company.

Because of the inherent limitations of an audit, combined with the inherent limitations of internal control, and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us, even though the audit is properly planned and performed in accordance with U.S. generally accepted auditing standards. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, we will inform the appropriate level of management of any material errors, fraudulent financial reporting, or misappropriation of assets that comes to our attention. We will also inform the appropriate level of management of any violations of laws or governmental regulations that come to our attention, unless clearly inconsequential. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any later periods for which we are not engaged as auditors.

Our audit will include obtaining an understanding of the Company and its environment, including internal control, sufficient to assess the risks of material misstatement of the financial statements and to design the nature, timing, and extent of further audit procedures. An audit is not designed to provide assurance on internal control or to identify deficiencies in internal control. Accordingly, we will express no such opinion. However, during the audit, we will communicate to you and those charged with governance internal control related matters that are required to be communicated under professional standards.

We may, from time to time and depending on the circumstances, use third-party service providers in serving your account. We may share confidential information about you with these service providers, but remain committed to maintaining the confidentiality and security of your information. Accordingly, we maintain internal policies, procedures, and safeguards to protect the confidentiality of your personal information. In addition, we will secure confidentiality agreements with all service providers to maintain the confidentiality of your information and we will take reasonable precautions to determine that they have appropriate procedures in place to prevent the unauthorized release of your confidential information to others. In the event that we are unable to secure an appropriate confidentiality agreement, you will be asked to provide your consent prior to the sharing of your confidential information with the third-party service provider. Furthermore, we will remain responsible for the work provided by any such third-party service providers.

Management Responsibilities

You are responsible for designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error, including monitoring ongoing activities; for the selection and application of accounting principles; and for the preparation and fair presentation of the financial statements in conformity with U.S. generally accepted accounting principles. You are also responsible for making all financial records and related information available to us and for the accuracy and completeness of that information. You are also responsible for providing us with (1) access to all information of which you are aware that is relevant to the preparation and fair presentation of the financial statements, (2) additional information that we may request for the purpose of the audit, and (3) unrestricted access to persons within the company from whom we determine it necessary to obtain audit evidence.

Your responsibilities include adjusting the financial statements to correct material misstatements and confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

You are responsible for the design and implementation of programs and controls to prevent and detect fraud, and for informing us about all known or suspected fraud affecting the Company involving (1) management, (2) employees who have significant roles in internal control, and (3) others where the fraud could have a material effect on the financial statements. Your responsibilities include informing us of your knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, regulators, or others. In addition, you are responsible for identifying and ensuring that the Company complies with applicable laws and regulations. You are responsible for the preparation of the supplementary information in conformity with U.S. generally accepted accounting principles. You agree to include our report on the supplementary information in any document that contains, and indicates that we have reported on, the supplementary information. You also agree to include the audited financial statements with any presentation of the supplementary information that includes our report thereon.

You agree to assume all management responsibilities for the tax services, financial statement preparation services, and any other nonattest services we provide; oversee the services by designating an individual, preferably from senior management, with suitable skill, knowledge, or experience; evaluate the adequacy and results of the services; and accept responsibility for them.

Engagement Administration, Fees, and Other

We understand that your employees will prepare all cash, accounts receivable, and other confirmations we request and will locate any documents selected by us for testing.

Julian Tolliver, CPA is the engagement partner and is responsible for supervising the engagement and signing the report or authorizing another individual to sign it. We expect to begin our audit on approximately August 19, 2019.

We estimate that our fees for the audit will be $8,000. You will also be billed for travel and other out-of-pocket costs such as report production, word processing, postage, etc. The fee estimate is based on anticipated cooperation from your personnel and the assumption that unexpected circumstances will not be encountered during the engagement. If significant additional time is necessary, we will keep you informed of any problems we encounter and our fees will be adjusted accordingly. Our invoices for these fees will be rendered each month as work progresses and are payable on presentation.

We appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Very truly yours,

Black Rock Consulting, LLC

RESPONSE:

This letter correctly sets forth the understanding of OrgHarvest, Inc.

Management signature:	/s/ Frank Celecia

Title:	CEO
Date:	9/18/2019

Governance signature:

Title:
Date:

ORGHARVEST, INC

(A Delaware Corporation)

FINANCIAL REPORT

(Audited)

December 31, 2018

C O N T E N T S

PAGE

INDEPENDENT AUDITORS’S REPORT ON
THE FINANCIAL STATEMENTS	1

FINANCIAL STATEMENTS

Balance sheet	2
Statement of operations and retained earnings	3
Statement of stockholders’ equity	4
Statement of cash flows	5
Notes to financial statements	6 - 11

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

OrgHarvest, Inc (A Delaware Corporation)

Incline Village, Nevada

We have audited the accompanying financial statements of OrgHarvest, Inc (a Delaware Corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of operation, stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OrgHarvest, Inc as of December 31, 2018, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Black Rock Consulting

Las Vegas, NV
September 16, 2019

ORGHARVEST, INC

BALANCE SHEET

DECEMBER 31, 2018

ASSETS
Current Assets:
Cash	$2,199
Total Current Assets	2,199
Other Assets:
Investment	215,000
Total Other Assets	215,000
Total Assets	$217,199
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Interest Payable	$3,000
Total Current Liabilities	3,000
Long-Term Debt, Less Current Maturities
Note Payable - Celecia	1,071,193
Loans from Shareholders	30,000
Total Long-Term Liabilities	1,101,193
Total Liabilities	1,104,193
Stockholders' Equity:
Common Stock, Par Value $.001; authorized 500,000,000 shares; issued and outstanding 44,568,162 shares	43,495
Additional Paid in Capital	272,009
Retained Earnings	(1,202,498)
Total Stockholders' Equity	(886,994)
Total Liabilities and Stockholders' Equity	$217,199

See Notes to Financial Statements.

ORGHARVEST, INC STATEMENT OF OPERATIONS AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2018

Gross Revenue	$-
Operating Expenses:
Accounting	(1,119)
Advertising	(1,568)
Automobile Expenses	(66)
Bank and Merchant Charges	(244)
Charitable Contributions	(200)
Commissions	(5,200)
Computer and Internet Expenses	(182)
Dues and Subscriptions	(263)
Legal and Professional	(75,542)
Meals and entertainment	(837)
Miscellaneous	(710)
Office Expenses	(507)
Taxes and Licenses	(16,245)
Telephone	(1,103)
Travel	(9,163)
Total Operating Expenses	(112,949)
Operating Income (Loss)	(112,949)
Other Income (Expense):
Interest Expense	(3,000)
Net Income (Loss)	(115,949)
Retained Earnings, Beginning of Year	(1,086,549)
Retained Earnings, End of Year	$(1,202,498)

See Notes to Financial Statements.

ORGHARVEST, INC

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance as of January 1, 2018	$43,138	$134,225	$(1,086,549)	$(909,186)
Issuance of Stock	357	137,784	-	138,141
Net income (loss)	-	-	(115,949)	(115,949)
Balance as of December 31, 2018	$43,495	$272,009	$(1,202,498)	$(886,994)

See Notes to Financial Statements.

ORGHARVEST, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:
Net income (loss)	$(115,949)
Changes in:
Increase (decrease) in interest payable	3,000
Net cash provided by operating activities	(112,949)
Cash Flows From Investing Activities:
Prior Period Adjustment	(35,363)
Net cash used in investing activities	(35,363)
Cash Flows From Financing Activities:
Proceeds from Sale of Common Stock	357
Additional Paid In Capital	137,784
Notes Payables	1,100
Net cash used by financing activities	139,241
Net Change in Cash	(9,071)
Cash, Beginning of Year	11,270
Cash, End of Year	$2,199

Supplemental disclosure of cash flow information:	$-
Interest paid

See Notes to Financial Statements.

ORGHARVEST, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

ORGANIZATION

References in this document to "COMPANY", "we", "us", "it" or "our" are intended to mean OrgHarvest Inc., OrgHarvest is a new company in the Nevada recreational marijuana industry dedicated to cultivating cannabis. OrgHarvest Inc. trades publicly under the stock symbol “ORGH” on the Over The Counter Market in the USA (OTCIQ). OrgHarvest is a domestic corporation incorporated in Delaware. The Company believes it meets all the criteria of the OTCQB and will be granted trading tier two privileges upon completion of this Private Placement.

The aim of the Company is to provide high quality Cannabis to retail Marijuana stores, manufacturing and other cultivation facilities in Las Vegas, Reno and the surrounding areas. OrgHarvest will not only strive to provide high-quality Cannabis but produce it in the most sustainable manner. We are poised to become a leader in the industry of organic Cannabis.

Our goal is to become a leading, high-quality cultivator and wholesaler of cannabis and cannabis-related products, beginning with the establishment of a facility in the State of Nevada. The Company was formed under the laws of the State of Delaware on September 2, 1997 under the name 1-800-AutoTow, Inc. On October 19, 2006, the Company changed its name to Home Shopping Latino, Inc., and on May 14, 2018, it changed its name to OrgHarvest, Inc. to reflect the Company’s focus on its new, and exclusive, focus on the cannabis industry on the cultivation and wholesale distribution of cannabis.

The Company is a development stage company as defined by codification ASC 915, Development Stage Entities. It is concentrating substantially all of its efforts in raising capital, and development of its business operations in order to generate significant revenue in future years.

Our principal executive office is located at 774 Mays Boulevard, 10-536, Incline Village, Nevada 89451. Our telephone number is (310) 460-8426. The address of our website is www.orgharvest.us.

OrgHarvest, Inc.’s securities are currently quoted on the OTC Markets Group Inc.’s OTC Pink marketplace under the symbol “ORGH.”

NOTES TO FINANCIAL STATEMENTS

See Independent Accountant’s Review Report

NOTE 1 – DESCRIPTION OF BUSINESS (Continued)

The Company, first of all, is going to the inventor of growing fruit, vegetables, and ornamental flowers in the Netherlands in a greenhouse. Using a Dutch glass greenhouse and the technology in the glass panels allows certain light penetrate this particular glass which creates a great growing environment. In addition, there are automatic feeders, which can be programmed for watering and fertilizing. The use of rolling tables will help utilize space in the greenhouse, and cut down the cost of labor. Having these plants on tables, which roll and collapse, results in less walkway and more growing space. There are tanks that the feeders pull from and it eliminates all hand watering and feeding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company has no current source of revenue; therefore, the Company has not yet adopted any Policy regarding the recognition of revenue or costs associated with such revenue streams. Operating Expenses recognized in the Statement of Operations are expensed as incurred.

In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of our financial position as of December 31, 2018 and our results of operations and cash flows for the year ended December 31, 2018.

Income Taxes

The provision forincome taxes is determined in accordance with ASC 740, "Income Taxes”. The Company has not filed a United States federal income tax return. The Company provides for income taxes based on enacted tax law and statutory tax rates at which items of income and expense are expected to be settled in our income tax return. Certain items of revenue and expense are reported for federal income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income taxes.

The Company recognizes uncertain tax positions based on a benefit recognition model. Provided that the tax position is deemed more likely than not of being sustained, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. The tax position is derecognized when it is no longer more likely than not of being sustained. The Company classifies income tax related interest and penalties as interest expense and selling, general and administrative expense, respectively, on the consolidated statements of operations.

NOTES TO FINANCIAL STATEMENTS

See Independent Accountant’s Review Report

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2017, the Tax Cuts and Jobs Act (s based was enacted, which significantly changes U.S. tax law. In accordance with ASCASCmodel. Provided that the tax position is deemed more likely thanw requirements in the period that includes the date of enactment. Due to the complexities presented by the TCJA, particularly for those companies with multi-national operations, the Securities and Exchange Commission issued Staff Accounting Bulletin 118 (SAB 118) to provide guidance to companies who are not able to complete their accounting in the period of enactment prior to the reporting deadlines. Under the guidance in SAB 118, companies that have not completed their accounting for certain elements of the TCJA, but can determine a reasonable estimate of those effects, should include a provisional amount based on their reasonable estimate in their financial statements.

Loss per Common Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the Financial Statements. The Numerator is the Net Loss of $1,202,498 for the period ended December 31, 2018. The total Outstanding stock as of December 31, 2018 is 44,568,162 @ $0.001 per share issued to the founders and existing shareholders after the rights offering. Accordingly, the loss per share is $.027 per share.

Per Share Information

The Company computes earnings (loss) per share under Accounting Standards Codification subtopic 260-10, Earnings Per Share (“ASC 260-10”). Net Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

Use of Estimates

The preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. While management believes that these estimates and assumptions are reasonable under the circumstances, by definition they involve the use of judgement and the exercise of discretion, and therefore actual results may differ.

NOTES TO FINANCIAL STATEMENTS

See Independent Accountant’s Review Report

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

FASB ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)" - Issued in August 2016, the amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities that are required to present a statement of cash flows under ASC Topic 230, "Statement of Cash Flows." The amendments in ASU 2016-15 are effective for private business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including adoption during an interim period. The Company does not believe the adoption of this guidance will have a material effect on its consolidated financial statements and related disclosures.

NOTE 3 – CONCENTRATIONS OF BUSINESS AND CREDIT RISK

We operate in the cannabis industry, which is dependent on state laws and regulations pertaining to such industry; however, under federal law, cannabis remains illegal. eThe United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, on one of five schedules. Currently, 30 U.S. states, the District of Columbia and the U.S. territories of Guam and Puerto Rico have passed legislation allowing the use of medical cannabis. The United States Supreme Court has confirmed that the federal government has the right to regulate and criminalize cannabis, including for medical purposes, and that federal law criminalizing the use of cannabis preempts state laws that legalize its use.

NOTE 4 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

When acquired, property and equipment shall be stated at cost. Expenditures for major renewals and betterments that extend the useful life of the asset shall be capitalized and expenditures for maintenance shall be expensed as incurred. Depreciation and amortization shall be computed using the straight-line method over the estimated useful lives of the assets as follows: (1) Buildings shall be depreciated over 39 years (2) Machinery and Equipment over 5 to 10 years (3) Office Furniture and Equipment over 7 to 10 years. Leasehold improvements shall be stated at cost, and amortized using the straight-line method over their estimated useful lives, or the lease term, whichever is shorter.

NOTES TO FINANCIAL STATEMENTS

See Independent Accountant’s Review Report

NOTE 5 – INCOME TAX PAYABLE

No provision for income taxes has been recorded on the books for the periods from the inception of the Company to December 31, 2018 because the Company has incurred net operating losses since its inception. This operating loss carry-forward shall be offset against future taxable income.

NOTE 6 – NOTE PAYABLE

On January 1, 2018, the Company engaged two Subscription and Loan Agreements with two individual. Each agreement was for a $15,000 loan totaling $30,000 in notes payable. In March 2019, each loan was paid back with an issuance of 50,000 shares of common stock at a purchase price of ($0.00) to the subscriber or designee. In addition, interest totaling 10% or $1,500 USD was to be paid to the subscriber or designee and allow piggy back rights for 100,000 shares upon any public offering the Company generates in the future. As of December 31, 2018, there is interest totaling $3,000 and loan payable of $30,000.

NOTE 7 – EQUITY

Common Stock

The total common stock outstanding as of December 31, 2018 are 43,495,148 shares. An amount of $272,009 is recorded as Additional Paid in Equity. During the quarter, a total of 635,000 shares were issued of common stock @$0.25 per share. The total consideration received is $5,000 out of which $20 is towards Common Stock and $4,980 being recorded as Additional Paid in Equity. Out of the total shares issued during the period, 615,000 were issued in lieu of professional services provided. The above shares were recorded as $337 against equity and $132,804 as additional paid inequity.

Preferred Stock

The board of directors has decided to cancel a preferred share offer for the sale of Preferred shares. The Company has been authorized 10,000,000 preferred shares with its own cusip number. As of December 31, 2018, Frank Celecia has requested and has been granted by the Board of Directors to receive loans extended to the Company be repaid in cash in lieu of preferred stock. No preferred stock has been issued to date.

NOTES TO FINANCIAL STATEMENTS

See Independent Accountant’s Review Report

NOTE 8 – Going Concern

The accompanying Financial Statements have been prepared on a going concern basis that contemplates the realization fo assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations since its inception, and this has created uncertainty as to the Company’s ability to continue as a going concern with the infusion of additional capital. The Company will purchase land and install high tech greenhouses with funds raised.

NOTE 9 – LITIGATION, CLAIMS, REGULATORY COMPLIANCE

From time to time, the Company could become involved in routine litigation and proceedings in the ordinary course of its business. The Company is not currently involved in any material legal proceedings as of the most current Balance Sheet date.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company has an outstanding Long Term Note Payable to Frank Celecia, ORGHarvest’s CEO, totaling $1,071,193. The balance consists of business expenses paid personally by Frank Celecia and then accounted for in the Note Payable. The repayment of the Note Payable is based on future investment and revenue.

NOTE 11 – SUBSEQUENT EVENTS

In accordance with ASC 855-10 Subsequent Events, the Company has evaluated subsequent events through September 16, 2019 (the date these financial statements were available to be issued) and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.